UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                   under the Securities Exchange Act of 1934

                         For the month of: October 2008
                       Commission File Number: 000-30827

                        CLICKSOFTWARE TECHNOLOGIES LTD.
                ------------------------------------------------
                (Translation of registrant's name into English)

                            2 Rechavam Ze'evi Street
                           Givat Shmuel 54017, Israel
                ------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X       Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

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        Attached hereto and incorporated by reference herein is the registrant's press release announcing an agreement the registrant signed with SAP AG, issued on October 29, 2008.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CLICKSOFTWARE TECHNOLOGIES LTD.
                                        (Registrant)

                                        By: /s/ Shmuel Arvatz
                                            ------------------------------------
                                            Name:  Shmuel Arvatz
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

Date: October 29, 2008